AmerUs Group Co.
Exhibit 11 - Statement Re: Computation of Earnings Per Share

	For The Three Months Ended September 30,

	2003			2002

		Number of	Per Share	Net	Number of	Per Share
	Net Income	Shares	Amount	Income	Shares	Amount

		($ in thousands, except per share amounts)
Basic EPS
Net Income from Continuing Operations	$40,835	39,208	$1.04	$26,490	39,497	$0.67
Effect of dilutive securities
Options	—	442	(0.01)	—	338	(0.01)
Warrants	—	—	—	—	—	—

Diluted EPS	$40,835	39,650	$1.03	$26,490	39,835	$0.66

	For The Nine Months Ended September 30,

	2003			2002

		Number of	Per Share	Net	Number of	Per Share
	Net Income	Shares	Amount	Income	Shares	Amount

		($ in thousands, except per share amounts)
Basic EPS
Net Income from Continuing Operations	$120,340	39,145	$3.07	$55,667	40,327	$1.38
Effect of dilutive securities
Options	—	308	(0.02)	—	452	(0.02)
Warrants	—	—	—	—	33	—

Diluted EPS	$120,340	39,453	$3.05	$55,667	40,812	$1.36

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